BMC Fund, Inc.
800 Golfview Park
P. O. Box 500
Lenoir, NC 28645
828-758-6100 ext. 122

May 27, 2015

VIA EDGAR

Ms. Laura Hatch
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ms. Hatch:

This is in response to the May 18, 2015 Sarbanes-Oxley telephone review of BMC Fund, Inc. (the "Fund").

Statement of Operations - In all future reports to shareholders, the Fund will state the following separately as three line items: dividend income, interest income - fixed income, and other income, if any.

Additionally, in all future reports to shareholders, the Fund will show dividend income and in parentheses, a notation of the amount of foreign tax withheld.

In addition to the Fund's responses to your comments during our telephone conversation on May 18, 2015, the Fund represents the following:

-The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our understanding that the Commission's Division of Enforcement has access to all information provided by the Fund.

We appreciate this opportunity to improve the Fund's SEC filings. Please contact me with questions or comments.

Sincerely,


/s/Carol Frye
Secretary and Treasurer